UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

DYNAMICS RESEARCH CORPORATION

(Name of subject company (Issuer))

ENGILITY SOLUTIONS, INC.,

(Offeror) a wholly owned subsidiary of

ENGILITY CORPORATION,

(Offeror) a wholly owned subsidiary of

ENGILITY HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Common Stock, par value $0.10 per share (including the associated Series B Preferred Stock Purchase Rights)	268057106
(Title of classes of securities)	(CUSIP number of common stock)

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate Secretary

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 708-1400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$120,729,979	$15,550

(1)	The transaction value was calculated by adding the sum of (i) 10,393,640 outstanding shares of common stock, par value $0.10 per share, of Dynamics Research Corporation (“Shares”) multiplied by the offer price of $11.50 per share; and (ii) 104,619 Shares subject to outstanding restricted stock awards multiplied by the offer price of $11.50 per share. The calculation of the filing fee is based on information provided by Dynamics Research Corporation as of December 19, 2013.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $15,550	Filing Party: Engility Holdings, Inc. Engility Corporation Engility Solutions, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by Engility Holdings, Inc., a Delaware corporation (“Holdings”), Engility Corporation, a Delaware corporation (“Engility”), which is a direct wholly owned subsidiary of Holdings, and Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”), which is a direct wholly owned subsidiary of Engility, on December 30, 2013. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), at a purchase price of $11.50 per Share (the “Offer Price”) in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to Items in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1-11.

Items 1-11 of the Schedule TO are hereby amended and supplemented as follows:

“The offering period for the Offer, the Offer and the withdrawal rights expired at midnight, New York City Time, on Tuesday, January 28, 2014. The Depositary for the Offer has advised that, as of the expiration of the offering period, 9,025,528 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 86% of the total outstanding Shares. In addition, as of such time Notices of Guaranteed Delivery had been delivered with respect to approximately 126,106 Shares, representing approximately 1% of the Shares then outstanding. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition that at least a two-thirds majority of the then outstanding fully diluted Shares be validly tendered and not properly withdrawn prior to the expiration of the Offer. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Purchaser currently intends to exercise the Top-Up Option to purchase from DRC a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Engility, Purchaser or any other subsidiary of Engility at the time of such exercise, constitute at least one Share more than 90% of the fully diluted Shares then outstanding (after giving effect to the issuance of the Top-Up Shares).

As the final step of the acquisition process, following the exercise of the Top-Up Option and pursuant to the Merger Agreement, it is anticipated that on or about January 31, 2014, Purchaser will merge with and into DRC in accordance with the short-form merger provisions of the MBCA, with DRC continuing as the Surviving Corporation. At the Effective Time of the Merger, each Share not acquired in the Offer (other than (i) Shares owned by Engility, Purchaser or any of their direct or indirect wholly-owned subsidiaries, (ii) Shares owned by DRC or any of its wholly-owned subsidiaries and (iii) Shares held by shareholders who properly exercise appraisal rights under Massachusetts law, if any) will be cancelled and converted into the right to receive $11.50 per Share in cash, without interest and subject to any required withholding taxes. As a result of the Merger, it is anticipated that DRC will become a wholly-owned subsidiary of the Engility, and following the close of trading on the NASDAQ Global Market on the date of the Merger, the Shares will cease to be traded on the NASDAQ Global Market.

The full text of the press release issued by Engility, regarding the expiration of the Offer and the exercise of the Top-Up Option, is attached as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(H)	Press Release issued by Engility Holdings, Inc., dated January 29, 2014.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ENGILITY HOLDINGS, INC.

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY CORPORATION

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY SOLUTIONS, INC.

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Secretary

Dated: January 29, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2013.* †

(a)(1)(B)	Form of Letter of Transmittal.* †

(a)(1)(C)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)€	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 30, 2013. †

(a)(5)(A)	Joint Press Release issued by Engility Holdings, Inc. and Dynamics Research Corporation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(B)	Slide Presentation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(C)	Transcript of Investor Conference Call held by Engility Holdings, Inc. on December 23, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(D)	Letter to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)€	FAQs to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(F)	Press Release issued by Engility Holdings, Inc., dated December 30, 2013. †

(a)(5)(G)	Press Release issued by Engility Holdings, Inc., dated January 14, 2014. †

(a)(5)(H)	Press Release issued by Engility Holdings, Inc., dated January 29, 2014.**

(b)(1)	Credit Agreement, dated as of August 9, 2013, among Engility Holdings, Inc., Engility Corporation, each of the several lenders from time to time party thereto and Bank of America, N.A. (as administrative agent, swing line lender and letter of credit issuer) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on August 12, 2013).

(b)(2)	Commitment Letter, dated as of December 22, 2013, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Engility Holdings, Inc. and Engility Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among Engility Corporation, Engility Solutions, Inc. and Dynamics Research Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(2)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(3)	Confidentiality Agreement, dated as of October 4, 2013, by and between Engility Holdings, Inc. and Dynamics Research Corporation. †

(d)(4)	First Addendum to Confidentiality Agreement, dated as of November 21, 2013 by and between Engility Holdings, Inc. and Dynamics Research Corporation. †

(d)(5)	Consulting Agreement, dated as of December 20, 2013, by and between Engility Corporation and James P. Regan. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
**	Filed herewith.
†	Previously filed.